Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Start-up of production of the Tahiti field in the Gulf of Mexico
Paris, May 6, 2009 — Total announces that the Tahiti field located in the Gulf of Mexico started production on May 5, 2009. This deepwater field, operated by Chevron, in which Total owns a 17% interest along with StatoilHydro, is one of the largest fields in the Gulf of Mexico. It is expected to reach a plateau production of approximately 125,000 barrels of crude oil per day and 70 million cubic feet of natural gas per day before the end of the year.
At plateau, the Tahiti field will contribute to Total’s production in the United States by more than 20,000 barrels of oil equivalent per day (boe/d).
The stake in the Tahiti field was acquired in 2005, as part of Total’s strategy to focus in the deep offshore part of the Gulf of Mexico.
About the Tahiti field
The Tahiti field was discovered in 2002 and holds estimated proved and probable reserves of more than 400 million barrels of oil equivalent. The first phase of the field development consists of a floating spar production system producing from six subsea wells, representing an investment of 2.7 billion US dollars.
Tahiti is located approximately 300 kilometres south of New Orleans and in over 1,200 meters of water. The field is in a Miocene play where the sands are expected to have good production and recovery rates.
Total Exploration and Production in the Gulf of Mexico
Earlier this year Total signed a series of agreements with Cobalt International Energy to jointly explore a combined portfolio of 214 blocks in the Gulf of Mexico. These agreements will form the basis of a strategic alliance in an area that offers promising exploration opportunities.
In 2008, the Group’s production in the Gulf of Mexico amounted to 6,000 boe/d with most of it coming out of Total’s two operated producing deep shelf fields: Matterhorn and Virgo.
Furthermore, the Group is committed to developing the first phase of the offshore Chinook project, operated by Petrobras and on which Total holds a 33.33% interest, with a production test scheduled for 2010.
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TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as probable reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.